

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 16, 2017

<u>Via E-mail</u>
Kevin Moriarty
Chief Financial Officer
Avnet Inc.
2211 South 47th Street
Phoenix, Arizona 85034

  Re: Avnet Inc.
     Form 10-K for the Fiscal Year Ended July 2, 2016
     Filed August 12, 2016
     File No. 001-04224

Dear Mr. Moriarty:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Brian Cascio

        Brian Cascio
        Accounting Branch Chief
        Office of Electronics and Machinery